Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 29 DATED APRIL 5, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 17 dated August 17, 2004, Supplement No. 22 dated November 22, 2004, Supplement No. 25 dated February 22, 2005, Supplement No. 26 dated March 8, 2005, Supplement No. 27 dated March 16, 2005, and Supplement No. 28, 2005 dated March 18, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a five-story office building containing approximately 165,000 rentable square feet in Minnetonka, Minnesota; and

•	information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of April 1, 2005, we had received aggregate gross offering proceeds of approximately $1.03 billion from the sale of approximately 103.1 million shares in our initial public offering. After payment of approximately $20.6 million in acquisition fees, payment of approximately $97.9 million in selling commissions and dealer manager fees, payment of approximately $20.6 million in other organization and offering expenses and common stock redemptions of approximately $1.8 million pursuant to the share redemption program, as of April 1, 2005, we had raised aggregate net offering proceeds of approximately $889.1 million.

Acquisition of 5995 Opus Parkway Building

On April 5, 2005, we purchased a five-story office building containing approximately 165,000 rentable square feet (the “5995 Opus Parkway Building”). The 5995 Opus Parkway Building is located on an approximate 8.9-acre parcel of land at 5909/5995 Opus Parkway in Minnetonka, Minnesota. The purchase price of the 5995 Opus Parkway Building was approximately $22.7 million, plus closing costs. The acquisition was funded with net proceeds raised from this public offering and with proceeds from our $430.0 million line of credit with Bank of America, N.A. The 5995 Opus Parkway Building was purchased from Midwest Holding #9, LLC, which is not affiliated with us or Wells Capital, Inc (the “Advisor”).

The 5995 Opus Parkway Building, which was completed in 1988, is leased to G&K Services, Inc. (“G&K”) (approximately 62%), Opus Corporation (“Opus”) (approximately 19%) and Virtual Radiological Consultants, LLC (“VRC”) (approximately 18%). Approximately 1% of the 5995 Opus Parkway Building is currently vacant.

G&K, which is traded on NASDAQ, is a market leader in branded identity apparel programs and facility services in the United States, and is the largest such provider in Canada. G&K operates over 130 processing facilities and branch offices, serving more than 160,000 customers. G&K employs approximately 8,000 people and reported a net worth, as of January 1, 2005, of approximately $459.2 million

Opus, a privately controlled company, offers a full range of integrated real estate services including architectural, engineering, construction, property management, leasing, and financing. VRC, which is headquartered at the 5995 Opus Parkway Building, is a leading teleradiology services provider of all modalities. VRC provides hospitals, radiology practices and imaging facilities with services that maximize the benefits of technology to support optimum patient care.

The current aggregate annual base rent for G&K, Opus and VRC is approximately $1.8 before rental abatements and approximately $1.3 million after rental abatements, all of which expire on or before October 31, 2005. The current weighted-average remaining lease term for all tenants in the 5995 Opus

Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

Building is approximately six years. G&K has the right, at its option, to extend the initial term of its lease for three additional five-year periods. Opus has a one-time right to terminate its lease effective July 31, 2008 for a termination fee of approximately $0.6 million, which consists of the sum of unamortized leasing commissions, construction management fees and abated rent, discounted at 7.0%.

Wells Management Company, Inc., an affiliate of our Advisor, will manage the 5995 Opus Parkway Building for a property management fee of 2.5% of gross revenues. We do not intend to make significant renovations or improvements to the 5995 Opus Parkway Building in the near term. We believe that the 5995 Opus Parkway Building is adequately insured.

Indebtedness

As of April 5, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 23%. As of April 5, 2005, total indebtedness was $275.5 million, which consisted of borrowings under our $430.0 million credit facility of approximately $16.0 million and fixed-rate mortgages on certain properties totaling approximately $259.5 million. Based on the value of our borrowing-base properties, we had approximately $291.6 million in remaining capacity under our $430.0 million credit facility.